UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2007

Date of Report (Date of Earliest Event Reported)

_____________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

 (Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     X     Form 40-F

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes           No     X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes           No     X

_____________________

For Immediate Distribution

Contacts in Santiago, Chile Embotelladora Andina S.A. Osvaldo Garay, Chief Financial Officer Giuliana Gorrini, Head of Investor Relations (56-2) 338-0520 E-Mail: ir@koandina.com	Contacts in New York i-advize Corporate Communications, Inc. Peter Majeski/Maria Barona (212) 406-3690 E-Mail: andina@i-advize.com

Embotelladora Andina S.A. Announces Consolidated Results
For the Fourth Quarter and Full-Year 2006

Highlights

•

Operating Income reached US$68.0 million during the Fourth Quarter of 2006, increasing 15.1% compared to the same period of the previous year. Operating Margin was 21.7%.

•

Sales Volume amounted to 122.7 million unit cases, an increase of 5.5% during the quarter.

•

Fourth Quarter EBITDA totaled US$81.6 million, representing an increase of 11.6% compared to the Fourth Quarter of 2005. EBITDA Margin was 26.0%.

•

Consolidated Operating Income reached US$178.8 million during 2006, 19.7% higher than 2005. Operating Margin was 17.4%.

•

Consolidated Sales Volume in 2006 totaled 415.1 million unit cases, an increase of 6.6% compared to the 2005.

•

Consolidated EBITDA for 2006 amounted to US$234.3 million, an increase of 14.2%. EBITDA Margin was 22.8%.

•

Net Income for 2006 reached US$139.7 million, 30.0% higher than 2005.

(Santiago-Chile, February 6, 2007) -- Embotelladora Andina S.A. (“the Company”) announced today its consolidated financial results for the Fourth Quarter and Full-Year 2006.

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Comments from Chief Executive Officer, Mr. Jaime Garcia R.

“We are very satisfied with and proud of the results obtained in 2006. Our goals for 2007 will be focused on increasing volumes in the existing markets where Andina operates, as well as developing the non-carbonated product segment.”

CONSOLIDATED SUMMARY

Full-Year 2006 vs. Full-Year 2005

Consolidated Sales Volume amounted to 415.1 million unit cases, an increase of 6.6%. Soft Drinks increased 6.0%, while Waters grew 10.3% and Juices 16.1%. These increases are a result of the higher consumption in Andina’s main products (Soft Drinks) in the three countries where we operate, in addition to the consolidation of growth opportunities in (Waters, Juices and Beer), which grew 13.7%.

Net Sales amounted to US$1,026.9 million, 14.8% higher than 2005. This was a result of both higher volumes and greater average income.

Despite cost pressures, particularly with regards to sugar in Brazil, effective negotiations, more favorable resin prices and the 7.2% revaluation of the Brazilian Real, Andina’s Cost of Sales per unit case increased 4.2% compared to 2005.

SG&A increased 13.1% per unit case mainly as a result of increased freight fees due to increasing oil prices and salary pressures.

Consolidated Operating Income amounted to US$178.8 million, a 19.7% increase compared to 2005. Operating Margin was 17.4%, an increase of 70 basis points.

Finally, Consolidated EBITDA amounted to US$234.3 million, an increase of 14.2%. EBITDA Margin was 22.8%, an decrease of 10 basis points.

Fourth Quarter 2006 vs. Fourth Quarter 2005

Consolidated Sales Volume for the Fourth Quarter 2006 reached 122.7 million unit cases, a 5.5% increase compared to the same period of the previous year, Soft Drinks grew 5.4%, Waters, Juices and Beer grew 7.5%.

Net Sales amounted to US$313.4 million, representing a 12.9% improvement compared to the Fourth Quarter of 2005, mainly due to increased volumes and a 7.0% increase in average income.

Cost of Sales per unit case increased 4.6%, mainly due to the increased cost of sugar in Brazil, partially offset by the lower price of resin and the reevaluation of the Brazilian Real.

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SG&A increased 10.1% per unit case, mainly as a result of increased freight fees due to higher oil prices, salary pressures and the revaluation of the Brazilian Real.

Consolidated Operating Income amounted to US$68.0 million, a 15.1% increase compared to the Fourth Quarter of 2005. Operating Margin was 21.7%, an increase of 40 basis points.

Finally, Consolidated EBITDA amounted to US$81.6 million, an 11.6% improvement compared to the same period of the previous year. EBITDA Margin was 26.0%, representing a decrease of 30 points compared to the Fourth Quarter of 2005.

EBITDA AS OF DECEMBER 31, 2006 (US$234.3)

SUMMARY BY COUNTRY

Chile

Full-Year 2006 vs. Full-Year 2005

During 2006, Sales Volume amounted to 143.7 million unit cases, growth of 6.1% compared to the figure reported in 2005. This increase was a result of increased Soft Drink volumes (+4.7%), in addition to the significant contribution of the Waters and Juices segment (+14.8% and +11.3%, respectively). In Chile, besides the significant increase of non-carbonated products, the Light product segment increased 16%, representing nearly 14% of the total product portfolio.

Net Sales amounted to US$412.8 million, a 3.7% improvement compared to the previous year, a result of the previously mentioned increase in volumes, partially offset by lower average income.

Cost of Sales per unit case decreased 2.9% as a result of effective negotiations regarding sugar supply agreements and lower resin prices. Additionally, SG&A decreased 0.6% per unit case.

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Operating Income was 3.7% higher than the figure reported for 2005, amounting to US$101.8 million. Operating Margin was 24.7%, remaining constant with respect to the previous year.

EBITDA amounted to US$126.2 million, 1.9% higher than the EBITDA figure recorded in 2005. EBITDA Margin was 30.6%.

Fourth Quarter 2006 vs. Fourth Quarter 2005

During the quarter, Andina launched tropical fruit-flavored Fanta Exótica (Pet 500 cc and 350 cc Can formats), and a line of waters containing vitamins and minerals, Dasani Balance Durazno (Peach) and Active Limón (Lemon) (500 cc Pet format).

During the Fourth Quarter of 2006, Sales Volume amounted to 43.2 million unit cases, 3.7% growth compared to the same period of the previous year. Soft Drinks increased 3.3%, Waters increased 0.3% and Juices increased 13.0%

Net Sales amounted to US$125.9 million, reflecting growth of 4.4%. This increase resulted from higher volumes and average prices.

Despite higher freight fees, Cost of Sales per unit case and SG&A remained stable when compared to the Fourth Quarter of 2005.

Operating Income amounted to US$36.7 million, a 5.0% improvement compared to the Fourth Quarter of 2005. Operating Margin was 29.1%, an increase of 20 basis points.

EBITDA amounted to US$42.6 million, a 3.9% increase regarding the EBITDA figure recorded during the same period of the previous year. EBITDA Margin was 33.9%, a decrease of 10 basis points

 Brazil

Full-Year 2006 vs. Full-Year 2005

Sales Volume amounted to 162.6 million unit cases. Of this, 95.6% was concentrated in Soft Drinks, representing 5.7% growth for 2006.

Net Sales reached US$411.2 million, increasing 31.9% compared to the previous year. This significant increase was a result of volume growth, price adjustments and the favorable exchange rate upon the translation of figures.

Cost of Sales per unit case increased 17.3% as a result of increased sugar prices, partially offset by resin prices and the translation of figures. SG&A increased 25.7% per unit case due to increased freight fees and greater interdeposit freights, a result of higher volumes. Both factors were offset by a 24.8% increase in average income,

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leading to a 67.0% increase in Operating Income compared to the same period of the previous year. Operating Margin was 16.0%, an improvement of 340 basis points.

EBITDA amounted to US$83.9 million, an increase of 48.3%, with an EBITDA Margin of 20.4%, increasing 230 basis points compared to the previous period.

Fourth Quarter 2006 vs. Fourth Quarter 2005

Sales Volume for the Fourth Quarter of 2006 amounted to 46.4 million unit cases, representing a 2.6% increase compared to the Fourth Quarter of 2005.

Net Sales reached US$122.7 million, representing a 24.0% increase. This is explained by price adjustments and exchange rates, which benefited the translation of figures.

Cost of Sales per unit case grew 14.5% explained by the effect of figure conversion, (which has a negative impact on costs), as well as the previously explained reasons.

Operating Income reached US$26.5 million, an improvement of 44.3%, while Operating Margin was 21.6%, an improvement of 310 basis points.

Finally, EBITDA amounted to US$31.1 million, a 37.0% improvement compared to Fourth Quarter of 2005. EBITDA Margin was 25.4%, an increase of 240 basis points compared to the previous period.

 Argentina

Full-Year 2006 vs. Full-Year 2005

Sales Volume reached 108.9 million unit cases, an 8.8% improvement compared to the Sales Volume reported in 2005 The Light (diet) segment has continued expanding, posting close to 21.5% growth, and representing over 6% of the total product portfolio.

Net Sales reached US$210.3 million, representing an increase of 8.6%. This increase is explained by higher volumes and constant prices, partially offset by the devaluation of the Argentine peso (4.9% on average).

Cost of Sales per unit case decreased 4.5%, also due to the effect of figure conversion. SG&A increased 13.1% per unit case mainly due to higher labor and freight costs.

Operating Income amounted to US$22.5 million, a 7.4% increase. Operating Margin was 10.7%, 10 basis points lower than 2005.

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EBITDA reached US$35.3 million, an increase of 4.6% compared to last year. EBITDA Margin decreased 60 basis points amounting to 16.8%.

Fourth Quarter 2006 vs. Fourth Quarter 2005

Sales Volume for the Fourth Quarter of 2006 increased 12.7% reaching 33.0 million unit cases.

Net Sales reached US$66.0 million, representing an increase of 9.4% compared to the Fourth Quarter of 2005. This is explained by higher volumes along with a decrease in average income, partially offset by the effect of the devaluation of the Argentine Peso (averaging 4.8% for the period).

Cost of Sales per unit case decreased 5.5%, mainly explained by the fluctuations of the exchange rate upon the translation of figures, as well as lower resin prices. SG&A per unit case increased 8.0% with regards to the Fourth Quarter of the previous year, due to the previously-mentioned increase in labor costs.

Operating Income amounted to US$ 8.6 million, a 1.5% increase. Operating Margin was 13.0%, 100 basis points lower than the Fourth Quarter of 2005.

Finally, EBITDA reached US$11.6 million, an increase of 3.3%. EBITDA Margin was 17.5% a decrease of 230 basis points compared to the Fourth Quarter of 2005.

NON-OPERATING RESULTS

Full-Year 2006 vs. Full-Year 2005

Non-Operating Results totaled a loss of (US$13.6) million, which compares favorably to a higher accumulated loss of (US$25.6) million recorded during 2005. The negative Non-Operating Result for the period is mainly the reflection of goodwill amortization (US$12.2 million). However, it is necessary to point out the lower financial income resulting from decreased earnings from Cross Currency Swaps, and one-time earnings resulting from the sale of bonds during 2005. This decrease in financial income was exceptionally offset by earnings obtained due to the exchange rate difference.

Finally, Net Income amounted to US$139.7 million, an increase of 30.0% compared to the Net Income reported during the 2005. Net Margin increased 160 basis points amounting to 13.6%

ANALYSIS OF THE BALANCE SHEET

As of December 31, 2006, the Company’s financial assets amounted to US$310.9 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds. 83.7% of the total financial investments are U.S. Dollar-denominated, 7.2% are in Chilean Pesos, 7.3% in Brazilian Reals, and 1.7% in Argentine Pesos. Nevertheless, through “Cross-Currency Swap” agreements executed in July and August 2003 and April 2004, part of the portfolio has been converted to Chilean Pesos (UF – Chilean Inflation Indexed Currency), thereby decreasing the amount denominated in U.S. Dollars to 8%.

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On the other hand, the Company’s total debt was US$205.4 million, with an average annual rate of 7.07% on U.S. Dollar debt, and an average real annual rate of 6.40% on Chilean Peso-denominated debt. The U.S. Dollar-denominated debt represents 17.9% of total debt.

As a result, the Company holds a positive net cash position of US$105.5 million.

This release may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

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Embotelladora Andina S.A.

Main Indicators

INDICATORS	Unit	dic-06	dic-05	Dec 06 vs Dec 05

LIQUIDITY
Current Ratio	Times	1.30	1.30	0.00
Acid Tests	Times	1.12	1.16	-0.04
Working Capital	MCh$	22,185	36,889	-14,704
ACTIVITY
Investments	MCh$	37,004	27,970	9,034
Inventory turnover	Times	15.42	14.15	1.26
Days of inventory on hand	Days	23.35	25.44	-2.09
INDEBTEDNESS
Debt to equity ratio	%	86.94%	95.97%	-9.02%
Short-term liabilities to total liabilities	%	52.86%	48.43%	4.43%
Long-term liabilities to total liabilities	%	47.14%	51.57%	-4.43%
Interest charges coverage ratio	Times	23.50	18.68	4.82
PROFITABILITY
Return over equity	%	27.10%	19.67%	7.43%
Return over total assets	%	14.15%	9.95%	4.20%
Return over operating assets	%	30.72%	21.25%	9.47%
Operating income	MCh$	95,196	79,544	15,652
Operating margin	%	17.41%	16.71%	0.70%
EBITDA (1)	MCh$	127,916	105,669	22,247
EBITDA margin	%	23.40%	22.20%	1.20%
Dividends payout ratio - Serie A shares	%	6.61%	7.76%	-1.15%
Dividends payout ratio - Serie B shares	%	6.72%	8.04%	-1.32%

EBITDA (1)	Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, Chilean GAAP

(In millions of constant 12/31/06 Chilean Pesos, except per share)

	31/12/2006				31/12/2005				% Ch.
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)
VOLUME TOTAL BEVERAGES (Million UC)	43.2	46.4	33.0	122.7	41.7	45.3	29.3	116.3	5.5%
Soft Drink	35.7	44.2	32.6	112.5	34.6	43.3	28.9	106.8	5.4%
Mineral Water	4.1	0.4	0.3	4.8	4.1	0.5	0.4	5.0	-4.0%
Juices	3.4	0.7	0.1	4.2	3.0	0.3	0.0	3.4	24.2%
Beer	NA	1.2	NA	1.2	NA	1.1	NA	1.1	8.3%

NET SALES	67,038	65,345	35,135	166,852	64,184	52,697	32,130	147,731	12.9%
COST OF SALES	(35,648)	(34,731)	(21,373)	(91,086)	(34,170)	(29,567)	(20,075)	(82,533)	10.4%
GROSS PROFIT	31,390	30,614	13,762	75,766	30,014	23,130	12,055	65,198	16.2%
Gross Margin	46.8%	46.8%	39.2%	45.4%	46.8%	43.9%	37.5%	44.1%
SELLING AND ADMINISTRATIVE EXPENSES	(11,877)	(16,510)	(9,182)	(37,569)	(11,438)	(13,359)	(7,541)	(32,338)	16.2%
CORPORATE EXPENSES	0	0	0	(1,981)	0	0	0	(1,395)	42.0%
OPERATING INCOME	19,514	14,103	4,580	36,216	18,576	9,771	4,513	31,465	15.1%
Operating Margin	29.1%	21.6%	13.0%	21.7%	28.9%	18.5%	14.0%	21.3%
EBITDA (1)	22,699	16,571	6,163	43,452	21,841	12,096	6,376	38,918	11.6%
Ebitda Margin	33.9%	25.4%	17.5%	26.0%	34.0%	23.0%	19.8%	26.3%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/ INCOME (Net)				1,874				2,886	-35.1%
RESULTS FROM AFFILIATED				(21)				241	-108.6%
AMORTIZATION OF GOODWILL				(1,626)				(1,582)	2.8%
OTHER INCOME/(EXPENSE)				(1,131)				2,046	-155.2%
PRICE LEVEL RESTATEMENT (3)				168				(6,550)	102.6%
NON-OPERATING RESULTS				(735)				(2,959)	-75.2%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				35,481				28,506	24.5%

INCOME TAXES				(5,278)				(3,602)	46.5%
MINORITY INTEREST				8				12	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				30,211				24,916	21.2%
Net Margin				18.1%				16.9%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				39.7				32.8
EARNINGS PER ADS				238.4				196.6	21.2%

(1) EBITDA: Operating Income + Depreciation

(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, Chilean GAAP

(In millions US$, except per share)

						Exch. Rate : 532.39

	31/12/2006				31/12/2005				% Ch.
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)
VOLUME TOTAL BEVERAGES (Million UC)	43.2	46.4	33.0	122.7	41.7	45.3	29.3	116.3	5.5%
Soft Drink	35.7	44.2	32.6	112.5	34.6	43.3	28.9	106.8	5.4%
Mineral Water	4.1	0.4	0.3	4.8	4.1	0.5	0.4	5.0	-4.0%
Juices	3.4	0.7	0.1	4.2	3.0	0.3	0.0	3.4	24.2%
Beer	NA	1.2	NA	1.2	NA	1.1	NA	1.1	8.3%

NET SALES	125.9	122.7	66.0	313.4	120.6	99.0	60.4	277.5	12.9%
COST OF SALES	(67.0)	(65.2)	(40.1)	(171.1)	(64.2)	(55.5)	(37.7)	(155.0)	10.4%
GROSS PROFIT	59.0	57.5	25.8	142.3	56.4	43.4	22.6	122.5	16.2%
Gross Margin	46.8%	46.8%	39.2%	45.4%	46.8%	43.9%	37.5%	44.1%
SELLING AND ADMINISTRATIVE EXPENSES	(22.3)	(31.0)	(17.2)	(70.6)	(21.5)	(25.1)	(14.2)	(60.7)	16.2%
CORPORATE EXPENSES	0.0	0.0	0.0	(3.7)	0.0	0.0	0.0	(2.6)	42.0%
OPERATING INCOME	36.7	26.5	8.6	68.0	34.9	18.4	8.5	59.1	15.1%
Operating Margin	29.1%	21.6%	13.0%	21.7%	28.9%	18.5%	14.0%	21.3%
EBITDA (1)	42.6	31.1	11.6	81.6	41.0	22.7	12.0	73.1	11.6%
Ebitda Margin	33.9%	25.4%	17.5%	26.0%	34.0%	23.0%	19.8%	26.3%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/ INCOME (Net)				3.5				5.4	-35.1%
RESULTS FROM AFFILIATED				(0.0)				0.5	-108.6%
AMORTIZATION OF GOODWILL				(3.1)				(3.0)	2.8%
OTHER INCOME/(EXPENSE)				(2.1)				3.8	-155.2%
PRICE LEVEL RESTATEMENT (3)				0.3				(12.3)	102.6%
NON-OPERATING RESULTS				(1.4)				(5.6)	-75.2%
INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				66.6				53.5	24.5%
INCOME TAXES				(9.9)				(6.8)	46.5%
MINORITY INTEREST				0.0				0.0	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				56.7				46.8	21.2%
Net Margin				18.1%				16.9%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.07				0.06
EARNINGS PER ADS				0.45				0.37	21.2%

(1) EBITDA: Operating Income + Depreciation

(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, Chilean GAAP

(In millions of constant 12/31/06 Chilean Pesos, except per share)

	31/12/2006				31/12/2005				% Ch.
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)
VOLUME TOTAL BEVERAGES (Million UC)	143.7	162.6	108.9	415.1	135.5	153.7	100.1	389.3	6.6%
Soft Drink	119.0	155.4	107.5	381.9	113.6	147.7	98.8	360.1	6.0%
Mineral Water	12.7	1.8	1.2	15.7	11.1	2.0	1.2	14.3	10.3%
Juices	12.0	1.8	0.2	14.0	10.8	1.1	0.2	12.1	16.1%
Beer	NA	3.5	NA	3.5	NA	2.9	NA	2.9	20.7%
NET SALES	219,791	218,904	111,951	546,732	212,050	165,923	103,057	476,072	14.8%
COST OF SALES	(122,281)	(122,977)	(70,733)	(312,077)	(118,675)	(99,130)	(68,136)	(280,982)	11.1%
GROSS PROFIT	97,510	95,927	41,218	234,655	93,376	66,793	34,921	195,090	20.3%
Gross Margin	44.4%	43.8%	36.8%	42.9%	44.0%	40.3%	33.9%	41.0%
SELLING AND ADMINISTRATIVE EXPENSES	(43,301)	(60,997)	(29,234)	(133,533)	(41,083)	(45,883)	(23,758)	(110,723)	20.6%
CORPORATE EXPENSES	0	0	0	(5,926)	0	0	0	(4,822)	22.9%
OPERATING INCOME	54,208	34,930	11,984	95,196	52,293	20,910	11,163	79,544	19.7%
Operating Margin	24.7%	16.0%	10.7%	17.4%	24.7%	12.6%	10.8%	16.7%
EBITDA (1)	67,210	44,665	18,801	124,750	65,930	30,108	17,976	109,191	14.2%
Ebitda Margin	30.6%	20.4%	16.8%	22.8%	31.1%	18.1%	17.4%	22.9%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(2,841)				7,565	-137.5%
RESULTS FROM AFFILIATED				351				786	-55.4%
AMORTIZATION OF GOODWILL				(6,502)				(6,360)	2.2%
OTHER INCOME/(EXPENSE)				(2,093)				(3,404)	-38.5%
PRICE LEVEL RESTATEMENT (3)				3,840				(12,199)	131.5%
NON-OPERATING RESULTS				(7,246)				(13,612)	-46.8%
INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				87,950				65,932	33.4%
INCOME TAXES				(13,566)				(8,729)	55.4%
MINORITY INTEREST				(30)				12	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				74,355				57,216	30.0%
Net Margin				13.6%				12.0%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				97.8				75.3
EARNINGS PER ADS				586.8				451.5	30.0%

(1) EBITDA: Operating Income + Depreciation

(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, Chilean GAAP

(In millions US$, except per share)

						Exch. Rate : $ 532.39

	31/12/2006				31/12/2005				% Ch.
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)
VOLUME TOTAL BEVERAGES (Million UC)	143.7	162.6	108.9	415.1	135.5	153.7	100.1	389.3	6.6%
Soft Drink	119.0	155.4	107.5	381.9	113.6	147.7	98.8	360.1	6.0%
Mineral Water	12.7	1.8	1.2	15.7	11.1	2.0	1.2	14.3	10.3%
Juices	12.0	1.8	0.2	14.0	10.8	1.1	0.2	12.1	16.1%
Beer	NA	3.5	NA	3.5	NA	2.9	NA	2.9	20.7%
NET SALES	412.8	411.2	210.3	1,026.9	398.3	311.7	193.6	894.2	14.8%
COST OF SALES	(229.7)	(231.0)	(132.9)	(586.2)	(222.9)	(186.2)	(128.0)	(527.8)	11.1%
GROSS PROFIT	183.2	180.2	77.4	440.8	175.4	125.5	65.6	366.4	20.3%
Gross Margin	44.4%	43.8%	36.8%	42.9%	44.0%	40.3%	33.9%	41.0%
SELLING AND ADMINISTRATIVE EXPENSES	(81.3)	(114.6)	(54.9)	(250.8)	(77.2)	(86.2)	(44.6)	(208.0)	20.6%
CORPORATE EXPENSES	0.0	0.0	0.0	(11.1)	0.0	0.0	0.0	(9.1)	22.9%
OPERATING INCOME	101.8	65.6	22.5	178.8	98.2	39.3	21.0	149.4	19.7%
Operating Margin	24.7%	16.0%	10.7%	17.4%	24.7%	12.6%	10.8%	16.7%
EBITDA (1)	126.2	83.9	35.3	234.3	123.8	56.6	33.8	205.1	14.2%
Ebitda Margin	30.6%	20.4%	16.8%	22.8%	31.1%	18.1%	17.4%	22.9%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/ INCOME (Net)				(5.3)				14.2	-137.5%
RESULTS FROM AFFILIATED				0.7				1.5	-55.4%
AMORTIZATION OF GOODWILL				(12.2)				(11.9)	2.2%
OTHER INCOME/(EXPENSE)				(3.9)				(6.4)	-38.5%
PRICE LEVEL RESTATEMENT (3)				7.2				(22.9)	131.5%
NON-OPERATING RESULTS				(13.6)				(25.6)	-46.8%
INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				165.2				123.8	33.4%
INCOME TAXES				(25.5)				(16.4)	55.4%
MINORITY INTEREST				(0.1)				0.0	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				139.7				107.5	30.0%
Net Margin				13.6%				12.0%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.18				0.14
EARNINGS PER ADS				1.10				0.85	30.0%

(1) EBITDA: Operating Income + Depreciation

(2) Total may be different from the addition of the three countries because of intercountry eliminations

(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.

Consolidated Balance Sheet
(In million of constant 12/31/06 Chilean Pesos)

ASSETS	31/12/2006	31/12/2005	%Ch

Cash + Time deposits + market. Securit.	49,559	55,253	-10.3%
Account receivables (net)	63,145	72,200	-12.5%
Inventories	22,691	17,791	27.5%
Other current assets	28,730	20,174	42.4%
Total Current Assets	164,125	165,418	-0.8%

Property, plant and equipment	524,427	505,494	3.7%
Depreciation	(382,384)	(363,262)	5.3%
Total Property, Plant, and Equipment	142,042	142,231	-0.1%

Investment in related companies	22,467	21,835	2.9%
Investment in other companies	56	56	0.4%
Goodwill	67,885	72,892	-6.9%
Other long term assets	117,025	134,664	-13.1%
Total Other Assets	207,432	229,447	-9.6%

TOTAL ASSETS	513,599	537,097	-4.4%

LIABILITIES & SHAREHOLDERS’ EQUITY	31/12/2006	31/12/2005	%Ch

Short term bank liabilities	2,490	28,522	-91.3%
Current portion of long term bank liabilities	439	494	-11.2%
Current portion of bonds payable	29,972	13,972	114.5%
Trade accounts payable and notes payable	61,570	54,125	13.8%
Other liabilities	31,796	30,269	5.0%
Total Current Liabilities	126,268	127,382	-0.9%

Long term bank liabilities	418	464	-9.9%
Bonds payable	76,025	103,940	-26.9%
Other long term liabilities	34,984	30,096	16.2%
Total Long Term Liabilities	111,427	134,500	-17.2%

Minority interest	1,171	1,141	2.6%

Stockholders’ Equity	274,733	274,074	0.2%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	513,599	537,097	-4.4%

Financial Highlights
(In million of constant 12/31/06 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	31/12/2006	31/12/2005

Chile	16,640	15,136
Brazil	14,615	7,698
Argentina	5,749	5,136
	37,004	27,970

DEBT RATIOS	31/12/2006	31/12/2005

Financial Debt / Total Capitalization	0.28	0.35
Financial Debt / EBITDA L12M	0.88	1.35
EBITDA L12M / Interest Expense (net) L12M	8.86	7.04
L12M: Last twelve months

* As December 31, 2006, the company registered a positive net cash position of US$ 106 million. Total debt amounted to US$ 205 million. Total Cash amounted to US$ 311 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, February 22, 2007